Exhibit 99.3

ObsEva Files Second Quarter 2022 Financial Statements

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

Geneva, Switzerland and Boston, MA – August 17, 2022 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today published its Second Quarter 2022 Financial Statements. The Second Quarter 2022 Financial Statements may be found on the financial section of the Company’s website, [here] or directly via the link [here].

About ObsEva

ObsEva is a biopharmaceutical company developing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a clinical pipeline with development programs focused on new therapies for the treatment of preterm labor and improving clinical pregnancy and live birth rates in women undergoing in vitro fertilization. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Katja Bührer

Katja.buhrer@obseva.com

+1 (917) 969-3438

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